Eagle Rock Energy Partners, L.P.
1415 Louisiana Street, Suite 2700
Houston, TX 77002
March 26, 2010
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 4628
Washington, D.C. 20549-4628
Attention: Douglas Brown

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3 (File No. 333-163554) of Eagle Rock Energy Partners, L.P. (the “Registrant”)
Ladies and Gentlemen:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrant, we hereby request that the effectiveness of the above-captioned Registration Statement (the “Registration Statement”) be accelerated so that such Registration Statement will become effective on March 30, 2010, at 4:00 p.m. Eastern Time, or as soon thereafter as practicable.
     In addition, we represent to the Securities and Exchange Commission (“the Commission”) that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, the Commission is not foreclosed from taking any action with respect to the Registration Statement, and we represent that we will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We further acknowledge that the action of the Commission or the staff acting pursuant to delegated authority in declaring the Registration Statement effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.
     Please call the undersigned at (281) 408-1260 or Douglas McWilliams of Vinson & Elkins LLP at (713) 615-5725 with any questions regarding this matter.

EAGLE ROCK ENERGY PARTNERS, L.P.
By:	Eagle Rock Energy GP, L.P.,
its General Partner

By:	Eagle Rock Energy G&P, LLC
its General Partner

By:	/s/ Charles C. Boettcher
Charles C. Boettcher
Senior Vice President and General Counsel